UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027672

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 112

SEC FILE NUMBER
8-66436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+A Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd., #204
(No. and Street)

Westlake Village CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jodi Wicks (818)707-8319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin + Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

4550 E. Thousand Oaks Blvd., #100 Westlake Village, CA 91361
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public

VANEET KAPILA
Commission # 1583900
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Ventura } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ---

2 ---

3 ---

4 ---

5 ---

6 ______ Signature of Document Signer No. 1 ______ N/A Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 27TH (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) THOMAS J. MURPHY (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

______ Signature of Notary Public

VANEET KAPILA
Commission # 1583900
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 12-31-07 Number of Pages: 17

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



Independent Auditors' Report

To the Member of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC (the "Company"), a California limited liability company, as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&A Capital, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 27, 2008

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
18401 Von Karman, Suite 200, Irvine, CA 92612 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

M&A CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets	
Current assets	
Cash and cash equivalents	$ 437,557
Accounts and other receivables, net of allowance for doubtful accounts of $188,698	-
Total current assets	437,557
Equipment and furniture	
Computer equipment	29,566
Furniture	34,159
	63,725
Less: accumulated depreciation	(19,942)
	43,783
Other assets	
Accounts receivable, noncurrent portion	123,950
Deposits	3,809
Total other assets	127,759
Total assets	$ 609,099
Liabilities and Members' Equity	
Current liabilities	
Accounts payable and accrued expenses	$ 13,399
Total current liabilities	13,399
Commitments and contingencies (Notes 1,2,3 and 4)	
Members' equity	595,700
Total liabilities and members' equity	$ 609,099

See notes to financial statements.

M&A CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Net revenues - investment banking fees	$ 2,161,335
Operating expenses:	
Professional salaries and payroll related costs	786,283
General and administrative	218,453
Bad debt expense	196,144
Advertising and marketing	87,658
Legal fees	23,886
Cost of reimbursable expenses	16,603
Depreciation	6,751
Licenses and fees	5,075
Total operating expenses	1,340,853
Income from operations	820,482
Other income (expense)	
FINRA one-time special member payment	35,000
Interest income	11,132
Total other income (expense)	46,132
Income before state taxes	866,614
State taxes	7,154
Net income	$ 859,460

See notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		Members' Equity
Balance, December 31, 2006	$	483,813
Members' contributions		219,589
Distributions to members		(967,162)
Net Income		859,460
Balance, December 31, 2007	$	595,700

See notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Payments	-
Additions	-
Subordinated borrowings at December 31, 2007	$ -

See notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Net cash flows from operating activities:	
Net income	$ 859,460
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,751
Allowance for doubtful accounts	188,698
Changes in operating assets and liabilities:	
Accounts and other receivables	(142,589)
Deposits	(374)
Accounts payable and accrued expenses	(38,668)
Net cash provided by operating activities	873,278
Cash flows from financing activities:	
Contributions from members	219,589
Distributions to members	(967,162)
Net cash used in financing activities	(747,573)
Change in cash and cash equivalents	125,705
Cash and cash equivalents, beginning of year	311,852
Cash and cash equivalents, end of year	$ 437,557
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 7,154
Interest	$ -

See notes to financial statements.

M&A CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a single member California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless earlier dissolved in accordance with the agreement.

On January 1, 2007 the Company amended its Limited Liability Company Agreement to admit two new members. Kevin D. Kelly received a 5% interest in exchange for contributing cash of $15,000. Loc T. Van received a 3% interest in exchange for contributing cash of $9,000. The founding member received capital distributions of $150,000.

Operating Agreement

The members entered into an Operating Agreement, which has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the member, loans and guarantees, and the rights and duties of the members (See Note 4).

Revenue Recognition

Revenue from investment banking fees is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include nonrefundable retainers and agency fees. Non-refundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Computer Equipment and Furniture

Computer equipment and furniture are stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2007 was $6,751.

Advertising Expense

Advertising and marketing expenses are expensed as incurred. Advertising and marketing expenses amounted to $87,658 for the year ended December 31, 2007.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company ("LLC") treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross income. The California fee for 2007 was $6,000. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state. The tax expense (including the fee with penalties and interest of $354) amounted to $7,154 for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The Company has provided an allowance for certain client receivables as it believes these amounts are not fully collectible. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2007, two clients accounted for more than 10% of total revenues, 43% and 51% respectively. No other client accounted for more than 10% of total revenue.

NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2007, which expires April 2008, for their offices in Westlake Village, CA. The lease currently requires total monthly rental payments of $3,809. Rent expense for the year ended December 31, 2007 was $44,212.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 13c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2007, the Company had net capital of $416,949, which exceeded the minimum requirement of $5,000 by $411,949, and had a net capital ratio of 0.03 to 1. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

M&A CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference
Total Members' Equity	$ 595,700	$ 805,344	$ (209,644)
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Receivable, prepaid expenses and other assets	127,759	323,903	(196,144)
Furniture and equipment, net	43,783	57,285	(13,502)
Total Non-allowable Assets	171,542	381,188	(209,646)
Net capital before haircuts	424,158	424,156	2
Haircuts on securities	7,209	7,209	-
Net capital	$ 416,949	$ 416,947	$ 2
Total Aggregated Indebtedness	$ 13,399	$ 13,400	$ (1)
Minimum Net Capital - 6-2/3% of Aggregated Indebtedness	$ 894	$ 893	
Minimum Net Capital Required	$ 5,000	$ 5,000	
Excess Net Capital	$ 411,949	$ 411,947	
Excess Net Capital at 1000%	$ 415,609	$ 415,607	
Ratio of Aggregated Indebtedness to Net Capital	0.03 to 1	0.03 to 1	

See independent auditors' report and notes to financial statements.

M&A CAPITAL, LLC

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
DECEMBER 31, 2007

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2007:

1. Adjustments to correct members' equity			
a.	To record depreciation expense - 2006 and 2007	(13,502)	
b.	To fully reserve accounts receivable balance	(188,698)	
c.	To write off uncollectible other receivable	(7,446)	
d.	Rounding	2	
			$ (209,644)
2. Furniture and equipment			
a.	To record depreciation expense (2006 and 2007)	$ 13,502	
			13,502
3. Accounts and other receivables			
b.	To fully reserve accounts receivable balance	188,698	
c.	To write-off uncollectible other receivable	7,446	
			196,144
	Net differences		$ 2

The difference between net capital as computed in the audited statements and the unaudited Focus Part II for the year ended December 31, 2007 was $2 which was due to rounding.

See independent auditors' report and notes to financial statements.

M&A CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See independent auditors' report and notes to financial statements.

M&A CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See independent auditors' report and notes to financial statements.

M&A CAPITAL, LLC

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3 OR EXCLUSION THEREFROM
DECEMBER 31, 2007

None required. The registrant is excluded from this requirement.

See independent auditors' report and notes to financial statements.

M&A CAPITAL, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
DECEMBER 31, 2007

None required. The registrant is excluded from this requirement.

See independent auditors' report and notes to financial statements.


HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE
CARLIN &
VAN TRIGT LLP

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
M & A Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of M & A Capital, LLC (the Company) for the year ended December 31, 2007, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal controls.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, the Financial Industry Regulatory Authority and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 27, 2008


END